SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 15, 2004	Commission File Number: 1-15226

EnCana Corporation

(Translation of registrant’s name into English)

1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Form 6-K Exhibit Index
NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)

	By:	/s/ Linda H. Mackid Name: Linda H. Mackid Title: Assistant Corporate Secretary

Date: April 15, 2004

Form 6-K Exhibit Index

Exhibit No.

1.	News release dated April 15, 2004 referenced as: “EnCana’s U.S. Rockies gas position expands with planned US$2.7 billion acquisition of Tom Brown, Inc.”

EnCana’s U.S. Rockies gas position expands with
planned US$2.7 billion acquisition of Tom Brown, Inc.

Subsequent sales of Canadian assets to further advance resource play strategy

EnCana U.S. gas production anticipated to reach 1 billion cubic feet per day

Calgary, Alberta, (April 15, 2004) – EnCana Corporation (TSX & NYSE: ECA) has entered into an agreement pursuant to which a wholly owned subsidiary of EnCana would acquire all of the outstanding shares of independent energy company Tom Brown, Inc. of Denver, Colorado, for cash, at a price of US$48.00 per share. This represents a premium of 24 percent to yesterday’s closing price of Tom Brown’s common stock and results in total consideration, including debt, of US$2.7 billion.

“The completion of this acquisition of Tom Brown’s long-life natural gas reserves and production, together with the high-growth potential of its undeveloped resources located in the key unconventional onshore U.S. gas basins, will further advance our North America resource play strategy. The U.S. Rockies have been EnCana’s highest growth region and this acquisition is anticipated to take our U.S. gas production to 1 billion cubic feet per day,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer.

Enhancing EnCana’s U.S. growth potential
“Tom Brown’s assets are a hand-in-glove fit with our U.S. Rockies asset base. These are high working interest, low-decline, early-life, operated properties where we believe we can apply our proven resource play management system to grow production, reserves and financial returns as we maximize the assets’ potential. We expect this acquisition to be immediately accretive to both cash flow and earnings per share. We also plan to undertake a significant increase in the size of our current divestiture program of conventional non-core properties in Western Canada – assets that are attractive to the royalty trust market. To date in 2004, we have divested of about US$380 million of non-core assets. The additional divestitures are expected to realize between US$1 billion and US$1.5 billion from the sale of conventional properties that currently produce between 40,000 and 60,000 barrels of oil equivalent per day. Pro forma the Tom Brown acquisition and the planned Canadian conventional divestitures, EnCana’s 2004 U.S. production is expected to increase from 18 to 24 percent of total production. Long-life, low-decline resource plays are expected to rise to about 75 percent of our North American production, from 67 percent currently. Overall, North American production is expected to be 88 percent of EnCana’s total production,” said Randy Eresman, EnCana’s Chief Operating Officer.

Tom Brown’s long-life assets expected to build EnCana’s net asset value
“EnCana has been built upon long-life, low production cost, high-quality assets that have enabled us to forecast 10 percent per share average annual growth from existing assets, without the need to acquire. However, we have also maintained a strong balance sheet, which places us in an advantageous position to build the net asset value of our total portfolio by adding similar, high-quality assets such as Tom Brown,” Morgan said.

Resource play assets are characterized by a large known resource in place with significant development potential that is unlocked through the disciplined application of technology and continuous operational and cost improvement. Production from these long-life properties declines at a lower rate than from conventional reservoirs. Tom Brown has accumulated an attractive suite of resource play properties that are an excellent strategic fit with EnCana’s U.S. operations.

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“Over the past four years, our U.S. Rockies team has demonstrated success at applying our resource play strategy to build value for our shareholders. A prime example is our acquisition of Ballard Petroleum in Colorado in early 2001, which gave us an entry into Mamm Creek. Since the acquisition we have increased net proved reserves by seven-fold to approximately 1 trillion cubic feet of gas and production by ten-fold to 210 million cubic feet of gas equivalent per day. This has all been accomplished at an attractive full-cycle finding, development and acquisition cost of US$1.45 per thousand cubic feet equivalent. Our compound annual growth rate in our U.S. region has been 75 percent, of which about three-quarters has been through the drill bit. We expect to continue this growth and value creation by developing the Tom Brown assets in Colorado, Wyoming and Texas,” said Roger Biemans, President of EnCana Oil & Gas (USA) Inc.

The completion of EnCana’s acquisition of Tom Brown is expected to add about 325 million cubic feet equivalent per day of current gas production, about 1.2 trillion cubic feet of proved gas reserves and about 2 million net undeveloped acres. Since 1998, Tom Brown has grown its production by 18 percent per year from the Piceance, Green River, Wind River, Paradox, East Texas, Permian and Western Canada Sedimentary basins. These are early-life properties where Tom Brown has identified an estimated 3,200 drilling locations – an exceptional inventory of development opportunities where EnCana believes it can apply its highly-efficient “gas manufacturing” techniques to grow production and reserves for several years ahead.

As previously announced by Tom Brown, Ryder Scott Company, independent petroleum consultants, reviewed the top value properties which make up over 80 percent of the reserve quantities on a net equivalent basis.

Tom Brown has hedged about half of its 2004 expected gas production and a lesser portion of its volumes through March of 2005. These hedges include production area fixed price swaps and a number of costless collars. To help protect the strong financial returns associated with this acquisition, the hedge positions will be increased on up to 100 percent of Tom Brown’s forecasted production volumes through 2006. Based on the existing and planned hedges, it is anticipated that the Tom Brown acquisition will generate cash flow in excess of capital investment for several years.

This transaction is an example of the disciplined, rigorous approach that EnCana applies to all its capital investment decisions. Based on full-cycle economics, EnCana expects that the combination of this acquisition and the planned divestitures will achieve the company’s targeted financial returns. Of the total acquisition price of US$2.7 billion, approximately US$358 million is related to the purchase of undeveloped exploration land, certain midstream assets and Tom Brown’s Sauer Drilling Company. The cost per unit of current proved reserves is estimated at US$1.95 per thousand cubic feet. Full-cycle finding and development costs, including the acquisition cost and all future development costs, to exploit the expected recoverable reserves are anticipated to be about US$1.50 per thousand cubic feet, consistent with full-cycle costs at Mamm Creek. Tom Brown has a relatively low cost structure with lease operating expenses in 2003 of US$0.43 per thousand cubic feet. Based on EnCana’s experience with its Mamm Creek and Jonah gas fields, unit operating costs are expected to decline as production volumes continue to increase.

EnCana has arranged a US$3 billion non-revolving bridge financing with Royal Bank of Canada to fund the acquisition. On a pro forma basis and after the planned acquisition and divestitures, EnCana estimates that its debt to total capitalization ratio as at December 31, 2003 would have been 40:60. EnCana anticipates that due to the structure of its U.S. holdings and existing Tom Brown and EnCana tax pools it will be able to shelter substantially all of its U.S. cash flow from income tax through 2005.

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Under the terms of the agreement between EnCana and Tom Brown, a subsidiary of EnCana will commence a tender offer to purchase all of the outstanding shares of Tom Brown at a price of US$48.00 per share in cash. The boards of directors of both EnCana and Tom Brown have unanimously approved the transaction. The Tom Brown board of directors is recommending shareholders of Tom Brown accept the offer and the directors of Tom Brown and senior executive team have informed EnCana of their intention to tender their shares to the offer, which is expected to commence within the next 10 business days and is expected to close prior to June 1, 2004. A vote of Tom Brown’s stockholders will be required only if less than 90 percent of Tom Brown’s shares are tendered into the EnCana offer. Under certain circumstances, should EnCana not be successful in acquiring the minimum number of shares required under the tender offer, and Tom Brown is acquired by, or in certain instances enters into an agreement to be acquired by another party, EnCana will receive a cash payment of US$80 million from Tom Brown.

Following completion of the tender offer and receipt of any necessary Tom Brown stockholder approval, Tom Brown will merge with a subsidiary of EnCana and each share of Tom Brown common stock not tendered in the tender offer will be converted into the right to receive US$48.00 in cash. Upon completion of the merger, Tom Brown will become a wholly owned subsidiary of EnCana.

The closing of the tender offer and merger of the EnCana subsidiary and Tom Brown are subject to customary terms and conditions, including the tender of at least a majority of Tom Brown’s outstanding shares of common stock on a fully diluted basis and customary regulatory approvals.

EnCana has posted an updated guidance document to its Web site, www.encana.com.

Merrill Lynch acted as exclusive financial advisor to EnCana on this transaction.

CONFERENCE CALL TODAY

EnCana will host a conference call today, Thursday, April 15, 2004, starting at 7 a.m., Mountain Time (9 a.m. Eastern Time), to discuss EnCana’s planned acquisition of Tom Brown.

To participate, please dial (719) 457-2633 approximately 10 minutes prior to the conference call.

A live audio Web cast of the conference call will also be available via the EnCana Web site, www.encana.com, under Investor Relations.

EnCana Corporation
With an enterprise value of approximately $25 billion, EnCana is one of the world’s leading independent oil and gas companies and North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are located in North America. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. Through its U.S. subsidiaries, EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deep water Gulf of Mexico. International subsidiaries operate two key high potential international growth regions: Ecuador, where it is the largest private sector oil producer, and the U.K. where it is the operator of a large oil discovery. EnCana and its subsidiaries also conduct high upside potential new ventures exploration in other parts of the world. EnCana is driven to be the industry’s high performance benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

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ADVISORY
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Tom Brown. At the time the subsidiary of EnCana commences its offer, it will file a Tender Offer Statement with the Securities and Exchange Commission (the “SEC”) and Tom Brown will file a Solicitation/Recommendation Statement with respect to the offer. THE TENDER OFFER WILL BE MADE SOLELY BY THE TENDER OFFER STATEMENT. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement will be made available to all stockholders of Tom Brown, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed by EnCana with the SEC) and the Solicitation/Recommendation Statement will also be available for free at the SEC’s website at HTTP://WWW.SEC.GOV. Investors and security holders are strongly advised to read both the Tender Offer Statement and the Solicitation/Recommendation Statement regarding the tender offer referred to in this press release when they become available because they will contain important information.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: the anticipated completion of the Tom Brown acquisition and the timing thereof; anticipated U.S. and North American production growth; expected proceeds of property divestitures; anticipated cash flow levels; anticipated full-cycle finding and development costs and the ability to shelter U.S. cash flow. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; the risk that the anticipated synergies to be realized by the merger of AEC and PCE will not be realized; costs relating to the merger of AEC and PCE being higher than anticipated and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

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Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:
EnCana Corporate Development
Sheila McIntosh
Vice-President, Investor Relations
(403) 645-2194
Greg Kist
Manager, Investor Relations
(403) 645-4737
Tracy Weeks
Manager, Investor Relations
(403) 645-2007	Media contact: Alan Boras Manager, Media Relations (403) 645-4747

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